                                                      --------------------------
                                                              OMB APPROVAL
                             UNITED STATES            --------------------------
                  SECURITIES AND EXCHANGE COMMISSION  OMB Number:  3235-0145
                          WASHINGTON, D.C. 20549      Expires: December 31, 1997
                                                      Estimated average burden
                                                      hours per response...14.90
                                                      --------------------------

                                SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*


                            Pure Cycle Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 746228 10 5
                   ----------------------------------------
                                (CUSIP Number)

George M. Middlemas, 233 S. Wacker Drive, Suite 9600, Chicago, Illinois 60606
                                (312)258-0320
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                July 29, 1997
                   ----------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Check the following box if a fee is being paid with the statement []. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

---------------------                                                                       ---------------------
CUSIP NO. 746228 10 5                                                                       PAGE 2 OF 31 PAGES
---------------------                                                                       ---------------------
-----------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Apex Investment Fund II, L.P.    36-389-8753

-----------------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                         (b) [X]

-----------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
-----------------------------------------------------------------------------------------------------------------

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) []

-----------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                                   14,271,214**
                        -----------------------------------------------------------------------------------------
NUMBER OF               8    SHARED VOTING POWER
SHARES                              0
BENEFICIALLY            -----------------------------------------------------------------------------------------
OWNED BY                9    SOLE DISPOSITIVE POWER
EACH                               14,271,214**
REPORTING               -----------------------------------------------------------------------------------------
PERSON WITH             10   SHARED DISPOSITIVE POWER
                                    0
-----------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    14,271,214**
-----------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* []

-----------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    16.1%
-----------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                    PN
-----------------------------------------------------------------------------------------------------------------

          *SEE INSTRUCTIONS BEFORE FILLING OUT! **SEE ITEM 5 HEREOF INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

---------------------                                                                       ---------------------
CUSIP NO. 746228 10 5                                                                       PAGE 3 OF 31 PAGES
---------------------                                                                       ---------------------
-----------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Environmental Venture Fund Limited Partnerhsip  93-096-1333

-----------------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                         (b) [X]

-----------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
-----------------------------------------------------------------------------------------------------------------

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) []

-----------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                                    5,660,355**
                        -----------------------------------------------------------------------------------------
NUMBER OF               8    SHARED VOTING POWER
SHARES                              0
BENEFICIALLY            -----------------------------------------------------------------------------------------
OWNED BY                9    SOLE DISPOSITIVE POWER
EACH                                5,660,355**
REPORTING               -----------------------------------------------------------------------------------------
PERSON WITH             10   SHARED DISPOSITIVE POWER
                                    0
-----------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     5,660,355**
-----------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* []

-----------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    7.0%
-----------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                    PN
-----------------------------------------------------------------------------------------------------------------

          *SEE INSTRUCTIONS BEFORE FILLING OUT! **SEE ITEM 5 HEREOF INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

---------------------                                                                       ---------------------
CUSIP NO. 746228 10 5                                                                       PAGE 4 OF 31 PAGES
---------------------                                                                       ---------------------
-----------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            The Productivity Fund II, L.P.    36-377-5406

-----------------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                         (b) [X]

-----------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
-----------------------------------------------------------------------------------------------------------------

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) []

-----------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                                   4,281,210**
                        -----------------------------------------------------------------------------------------
NUMBER OF               8    SHARED VOTING POWER
SHARES                              0
BENEFICIALLY            -----------------------------------------------------------------------------------------
OWNED BY                9    SOLE DISPOSITIVE POWER
EACH                               4,281,210**
REPORTING               -----------------------------------------------------------------------------------------
PERSON WITH             10   SHARED DISPOSITIVE POWER
                                    0
-----------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    4,281,210**
-----------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* []

-----------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    5.3%
-----------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                    PN
-----------------------------------------------------------------------------------------------------------------

          *SEE INSTRUCTIONS BEFORE FILLING OUT! **SEE ITEM 5 HEREOF INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

---------------------                                                                       ---------------------
CUSIP NO. 746228 10 5                                                                       PAGE 5 OF 31 PAGES
---------------------                                                                       ---------------------
-----------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Environmental Private Equity Fund II, L.P.    36-383-0765

-----------------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                         (b) [X]

-----------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
-----------------------------------------------------------------------------------------------------------------

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) []

-----------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-----------------------------------------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                                   5,283,057**
                        -----------------------------------------------------------------------------------------
NUMBER OF               8    SHARED VOTING POWER
SHARES                              0
BENEFICIALLY            -----------------------------------------------------------------------------------------
OWNED BY                9    SOLE DISPOSITIVE POWER
EACH                               5,283,057**
REPORTING               -----------------------------------------------------------------------------------------
PERSON WITH             10   SHARED DISPOSITIVE POWER
                                    0
-----------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    5,283,057**
-----------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* []

-----------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    6.5%
-----------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                    PN
-----------------------------------------------------------------------------------------------------------------

          *SEE INSTRUCTIONS BEFORE FILLING OUT! **SEE ITEM 5 HEREOF INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                              Page 6 of 31 Pages

THIS SCHEDULE AMENDS A SCHEDULE 13D DATED AUGUST 12, 1992, AS AMENDED BY AMENDMENT NO. 1 DATED MAY 25, 1994.

                        Item 1.  Security and Issuer.

     This Schedule 13D is filed with respect to shares of Common Stock ("Common Stock") of Pure Cycle Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 18300 West Highway 72, Golden, Colorado 80403.


                      Item 2.  Identity and Background.

     This Schedule 13D is filed on behalf of Apex Investment Fund II, L.P., a Delaware limited partnership ("Apex"), Environmental Venture Fund Limited Partnership, a Delaware limited partnership ("EVF"), The Productivity Fund II, L.P., a Delaware limited partnership ("PF II") and Environmental Private Equity Fund II, L.P., a Delaware limited partnership ("EPEF"). (Apex, EVF, PF II and EPEF will be referred to collectively as the "Filing Parties"). Apex maintain its principal office at 233 South Wacker Drive, 9600 Sears Tower, Chicago, Illinois 60606 (ASuite 9600"). EVF, PF II and EPEF maintain their principal offices at 233 South Wacker Drive, 9500 Sears Tower, Chicago, Illinois 60606 (ASuite 9500"). The principal business of each of the Filing Parties is venture capital and private equity investment.

     Each of the Filing Parties is controlled through one or more partnerships. In this Schedule 13D, the persons who have or share control of a Filing Party after looking through one or more intermediate partnerships will be referred to as "ultimate general partners." The ultimate general partners of Apex are:
First Analysis Corporation, a Delaware corporation ("FAC"), Stellar Investment Co. ("Stellar"), a corporation controlled by James A. Johnson ("Johnson"); George Middlemas ("Middlemas"); and Chartwell Holdings, Inc. (AChartwell@), a corporation controlled by Paul J. Renze ("Renze"). The ultimate general partners of EVF are: FAC; F&G Associates ("F&G"); William D. Ruckelshaus Associates, a Limited Partnership ("WDRA"); and Robertson, Stephens & Co. ("RS"). The ultimate general partners of PF II are FAC and Bret R. Maxwell ("Maxwell"). The ultimate general partners of EPEF are FAC, Maxwell, RS, Argentum Environmental Corporation ("AEC") and Schneur Z. Genack, Inc. ("SZG").

     (a), (b) and (c). The following information is furnished with respect to each person who takes executive actions on behalf of FAC with respect to its functioning as an ultimate general partner of the Filing Parties, and on behalf of Maxwell personally, each of whom maintains Suite 9500 as his principal business address:

              Name               Affiliation with FAC
              ----               --------------------
     1.  F. Oliver Nicklin       President, Chief Executive Officer and Director
     2.  Bret R. Maxwell         Vice Chairman

                                                              Page 7 of 31 Pages

     Each of the above is principally employed as an executive of FAC. FAC's principal business is participation in venture capital partnerships and the provision of research investment services. Its principal business address is Suite 9500.

     (a), (b) and (c) (con't). Each of Johnson and Middlemas is principally employed as an executive of Apex and maintains his business address at Suite 9600. Renze is principally employed as an independent investor and maintains his business address at 20 North Wacker Drive, Suite 2200, Chicago, Illinois 60606 ("Suite 2200"). Stellar's principal business is serving as an ultimate general partner of investment partnerships. Its business address is maintained at Suite 9600. Chartwell's principal business is serving as an ultimate general partner of investment partnerships. Its business address is maintained at Suite 2200.

     (a), (b) and (c) (con't). Each of AEC and SZG maintains its business address c/o The Argentum Group ("TAG"), 405 Lexington Avenue, New York, New York 10174 (the "TAG Address"). The persons who take actions on behalf of F&G with respect to its functioning as an ultimate general partner of EVF are Harvey G. Felsen ("Felsen") and Schneur Z. Genack ("Genack"). The persons who take actions on behalf of AEC and SZG with respect to their functioning as ultimate general partners of EPEF are Genack, Daniel Raynor ("Raynor") and Walter H. Barandiaran ("Barandiaran"). Each of Raynor and Barandiaran is principally employed as an executive of TAG and maintains his business address at the TAG address. TAG's principal business is merchant banking. Genack is principally employed as a private investor. Genack maintains his business address at 18 East 48th Street, Suite 1800, New York, New York 10017. Felsen is principally self-employed as a private investor. His business address and the business address of F&G is 123 Grove Avenue, Suite 118, Cedarhurst, New York 11516.

     (a), (b) and (c) (con't). WDRA maintains its business address at 1201 Third Avenue, 39th Floor, Seattle, Washington 98101. The person who takes action on behalf of WDRA with respect to its functioning as an ultimate general partner of EVF is Paul B. Goodrich ("Goodrich"). Goodrich is principally employed as a principal and officer of WDRA and maintains his business address at WDRA's offices. WDRA's principal business is venture capital investment.

     (a), (b) and (c) (con't). RS maintains its business address at One Embarcadero Center, San Francisco, California 94111 (the "RS Address"). The person who takes actions on behalf of RS with respect to its functioning as an ultimate general partner of EVF and EPEF is Charles R. Hamilton ("Hamilton"). Hamilton is principally employed as a partner of RS. Hamilton maintains his principal business address at the RS Address. RS's principal business is investment banking.

     (d) and (e) None of the Filing Parties and, to the best of each Filing Party's knowledge, none of the persons listed in the responses to Items 2(a),
(b) or (c) above has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such civil proceeding was or is subject to a judgment,

                                                              Page 8 of 31 Pages

decree or final order enjoining future violations of or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (f) To the best of each Filing Party's knowledge, each of the natural persons listed in the responses to Items 2(a), (b) or (c) above is a citizen of the United States, except for Barandiaran, who is a citizen of Peru.

          Item 3.  Source and Amount of Funds or Other Consideration.

     All of the funds invested (or to be invested) by the Filing Parties in the Company were obtained (or are expected to be obtained) from capital contributions made by their respective partners.

                       Item 4.  Purpose of Transaction.

     The securities of the Company held by the Filing Parties were purchased as an investment. One or more of the Filing Parties may, in the future, purchase additional securities of the Company or dispose of securities of the Company.


     Except as described below, none of the Filing Parties has any present plans or proposals that relate to or would result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Rule 13D-101 promulgated under the Securities Exchange Act of 1934, as amended (the "1934 Act"). In the future, however, each of the Filing Parties reserves the right to adopt such plans or proposals, subject to applicable regulatory requirements, if any.

     Pursuant to a Stock Purchase Agreement dated as of May 25, 1994 (the "Series A Purchase Agreement") and effective as of such date, Apex and EPEF purchased 408,000 and 600,000 shares, respectively, of the Company's Series A Preferred Stock (the "Series A Preferred"). Each share of Series A Preferred is convertible into four shares of the Company's Common Stock at any time by action of the holder and under certain circumstances. Each share of Series A Preferred votes together with the Common Stock on all matters presented to the Company's common stockholders, carrying five votes per share for such purposes.

     Pursuant to an Amended and Restated Voting Agreement dated August 12, 1992 (the "1992 Closing Date"), a copy of which is attached as Exhibit B to this
Schedule 13D (the "Voting Agreement"), certain of the Company's stockholders (including its largest stockholder, Thomas P. Clark ("Clark"), who owns approximately 37.7% of the Company's issued and outstanding Common Stock) have agreed with the Filing Parties to vote their shares of the Company's capital stock and otherwise to use their best efforts to cause a representative designated by EPEF to be elected to the Company's Board of Directors (the "Board"). At the Company's annual meeting held on April 2, 1993, Middlemas was elected to the Board as the representative of EPEF. The Voting Agreement expires on August 12, 1997.

                                                              Page 9 of 31 Pages

     The Company, the Filing Parties and certain other holders of securities in the Company have entered into a Registration Rights Agreement dated as of the 1992 Closing Date, a copy of which is attached as Exhibit C to this Schedule 13D (the "Registration Rights Agreement"). The Registration Rights Agreement grants the Filing Parties, together with certain other holders of Common Stock or instruments convertible into Common Stock, rights to require the Company to register certain of their Common Stock (or the Common Stock underlying such instruments) for public sale on SEC registration statement Form S-3 or any similar short-form registration if such form is then available to the Company for registration of its securities. The Series A Purchase Agreement contains similar provisions with respect to the Common Stock underlying the Series A Preferred.

     Effective as of August 30, 1996, in a private transaction among six purchasers and the Company, the Company issued promissory notes to the Filing Parties in the aggregate principal amount of $125,000 (the "'96 Notes") and initial warrants to purchase an aggregate of 250,000 shares of Common Stock of the Company. Interest on the '96 Notes is payable quarterly at the option of the Company in additional warrants to purchase shares of Common Stock of the Company. Through the date of this Schedule, the Company has made three quarters of interest payments under the '96 Notes by issuance to the Filing Parties of warrants to purchase an aggregate of 413,436 shares of Common Stock. One final interest payment is due under the '96 Notes on August 30, 1997, and the Company may issue additional warrants to the Filing Parties to purchase an aggregate of 137,812 shares of Common Stock in satisfaction of such interest payment obligation.

                Item 5.  Interest in Securities of the Issuer.

     (a) (i) As of the date of this amended Schedule, each of the Filing Parties owns the number of shares of Common Stock, Series A Preferred Stock and warrants to purchase the number of shares of Common Stock described below:

                                           Series A
    Filing Party  Common Stock  Warrants   Preferred  Percentage of Class*
    ------------  ------------  ---------  ---------  ----------------------
     Apex         4,200,008     8,439,206  408,000             16.1%

     EVF          3,080,000     2,580,355    0                  7.0%

     PF II        2,519,992     1,761,218    0                  5.3%

     EPEF         2,600,000      283,057   600,000              6.5%


     * All percentages are computed assuming the exercise of all warrants and the conversion into Common Stock of all Series A Preferred held by the particular Filing Party but no exercise of warrants or conversion into Common Stock of Series A Preferred by any other Filing Party or any other person.

                                                             Page 10 of 31 Pages

     In addition, Middlemas holds options to purchase 1,000,000 shares of Common Stock. These options were issued prior to the 1992 Closing Date and were not issued in connection with the transactions described herein.

     (ii) By reason of its status as a general partner or ultimate general partner of each of the Filing Parties, FAC may be deemed to be the indirect beneficial owner of 29,495,836 shares of Common Stock, or 30.9% of such shares. By reason of his status as the majority stockholder of FAC, F. Oliver Nicklin may also be deemed to be the indirect beneficial owner of such shares.

     By reason of their status as ultimate general partners of Apex, Stellar (and through Stellar, Johnson), Middlemas and Renze may be deemed to be the indirect beneficial owner of 14,271,214 shares of Common Stock, or 16.1% of such shares. When these shares are combined with his option to purchase 1,000,000 shares of Common Stock described above, Middlemas may be deemed to be the beneficial owner (directly with respect to the option shares and indirectly as to the balance) of 15,271,214 shares of Common Stock, or 17.1% of such shares.

     By reason of his status as an ultimate general partner of PF II and EPEF, Maxwell may be deemed to be the indirect beneficial owner of 9,564,267 shares of Common Stock, or 11.5% of such shares.

     By reason of F&G's and WDRA's status as general partners of EVF, F&G, WDRA and their respective controlling persons may be deemed to be the indirect beneficial owners of 5,660,355 shares of Common Stock, or 7.0% of such shares. By reason of AEC's and SZG's status as ultimate general partners of EPEF, AEC, SZG and their controlling persons may be deemed to be the indirect beneficial owners of 5,283,057 shares of Common Stock, or 6.5% of such shares. By reason of Genack's interest in F&G, AEC and SZG, he may be deemed to be the indirect beneficial owner of 10,943,412 shares of Common Stock, or 13.1% of such shares.

     By reason of RS's status as a general partner of EVF and an ultimate general partner of EPEF, RS and its controlling persons may be deemed to be the indirect beneficial owners of 10,943,412 shares of Common Stock, or 13.1% of such shares.

     (iii) Each of the Filing Parties disclaims beneficial ownership of all shares of Common Stock described herein except those shares that are owned by the Filing Party directly. The Filing Parties understand that each of the other persons named as an officer, director, partner or other affiliate of any Filing Party herein disclaims beneficial ownership of all of the shares of Common Stock described herein, except for Middlemas with respect to the option to purchase 1,000,000 shares held by him.

     Each of the Filing Parties disclaims the existence of a "group" among any or all of them and further disclaims the existence of a "group" among any or all of them and any or all of the other persons named as an officer, director, partner or other affiliate of any Filing Party, in each case within the meaning of Section 13(d)(3) of the 1934 Act.

                                                             Page 11 of 31 Pages

     (b) (i) Apex has the sole power to dispose of and the sole power to vote 4,200,008 shares of Common Stock. In addition, Apex has the sole power to dispose of 8,439,206 shares of Common Stock that are the subject of the warrants to purchase 8,439,206 shares of Common Stock held by Apex (the "Apex Warrants") and 408,000 shares of Series A Preferred. FAC, Stellar, Johnson, Middlemas and Renze may be deemed to share the power to direct the disposition or vote of the 4,200,008 shares owned directly by Apex, the 8,439,206 shares that are the subject of the Apex Warrants and the 408,000 shares of Series A Preferred.

     (ii) EVF has the sole power to dispose of and to vote 3,080,000 shares of Common Stock. In addition, EVF has the sole power to dispose of 2,580,355 shares of Common Stock that are the subject of the warrants to purchase 2,580,355 shares of Common Stock held by EVF (the "EVF Warrants"). FAC, F&G, WDRA and RS may be deemed to share the power to direct the disposition or vote of both the 3,080,000 shares owned directly by EVF and the 2,580,355 shares of Common Stock that are the subject of the EVF Warrants.

     (iii) PF II has the sole power to dispose of and to vote 2,519,992 shares of Common Stock. In addition, PF II has the sole power to dispose of the 1,761,218 shares that are the subject of the warrants to purchase 1,761,218 shares of Common Stock held by PF II (the "PF II Warrants"). FAC and Maxwell may be deemed to share the power to direct the disposition or vote of both the 2,519,992 shares owned directly by PF II and the 1,761,218 shares of Common Stock that are the subject of the PF II Warrants.

     (iv) EPEF has the sole power to dispose of and to vote 2,600,000 shares of Common Stock and 600,000 shares of Series A Preferred. In addition, EPEF has the sole power to dispose of the 283,057 shares that are the subject of the warrants to purchase 283,057 shares of Common Stock held by EPEF (the "EPEF Warrants"). FAC, Maxwell, RS, AEC and SZG may be deemed to share the power to direct the disposition or vote of both the 2,600,000 shares of Common Stock and the 600,000 shares of Series A Preferred owned directly by EPEF and the 283,057 shares of Common Stock that are the subject of the EPEF Warrants.

     (v) Subject to the exercise of his option, Middlemas has the sole power to vote and dispose of the 1,000,000 shares of Common Stock that are the subject of his option.

     (c) Effective as of July 29, 1997, in a private transaction among the Filing Parties and the Company, the Company issued promissory notes to the Filing Parties in the aggregate principal amount of $300,000 and warrants (the "'97 Warrants") to purchase an aggregate of 1,800,400 shares of Common Stock of the Company with an exercise price of $.25 per share, as follows:


     Filing Party  Note Principal  '97 Warrants
     ------------  --------------  --------------
     Apex          $175,000           1,050,000
     EPEF          $32,433              194,598
     PF II         $39,865              239,190
     EVF           $52,702              316,612

                                                             Page 12 of 31 Pages

     (d)  None.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     See Item 4 hereof for a description of the Voting Agreement.

                  Item 7.  Material to be Filed as Exhibits.

Exhibit A. Agreement with respect to joint filing of Schedule 13D dated August 21, 1992. Page 15 of 31 pages.

Exhibit B. Amended and Restated Voting Agreement dated August 12, 1992. Page 17 of 31 pages.

Exhibit C. Registration Rights Agreement dated as of August 12, 1992. Page 24 of 31 pages.

                                                             Page 13 of 31 Pages


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  August 4, 1997

                             APEX INVESTMENT FUND II, L.P., a Delaware limited partnership

                             By:  Apex Management Partnership, General
                                  Partner of Apex Investment Fund II, L.P.

                             By: First Analysis Corporation, General Partner
                                 of Apex Management Partnership


                             By: /s/ Bret R. Maxwell
                                 --------------------------
                                     Bret R. Maxwell
                                     Title: Vice Chairman


                             ENVIRONMENTAL PRIVATE EQUITY FUND II, L.P., a Delaware limited partnership

                             By: Environmental Private Equity
                                 Management II, L.P., General Partner
                                 of Environmental Private Equity Fund
                                 II, L.P.

                             By: First Analysis EPEF Management
                                 Company II, General Partner of
                                 Environmental Private Equity Management
                                 II, L.P.

                             By: First Analysis Corporation, General Partner
                                 of First Analysis EPEF Management
                                 Company II


                             By: /s/ Bret R. Maxwell
                                --------------------------
                                     Bret R. Maxwell
                                     Title: Vice Chairman

                                                             Page 14 of 31 Pages


                           THE PRODUCTIVITY FUND II, L.P., a
                           Delaware limited partnership


                           By:  First Analysis Management Company II,
                                General Partner of The Productivity Fund
                                II, L.P.

                           By: First Analysis Corporation, General Partner of First Analysis Management Company II


                                By:  /s/ Bret R. Maxwell
                                     --------------------------
                                     Bret R. Maxwell
                                     Title: Vice Chairman


                           THE ENVIRONMENTAL VENTURE FUND,
                           L.P., a Delaware limited partnership


                           By:  Environmental Venture Management, L.P.,
                                General Partner of The Environmental
                                Venture Fund, L.P.

                           By: First Analysis Corporation, General Partner of Environmental Venture Management,
                                L.P.


                                By:  /s/ Bret R. Maxwell
                                     --------------------------
                                     Bret R. Maxwell
                                     Title: Vice Chairman

                                                             Page 15 of 31 Pages


                                  EXHIBIT A

                                  AGREEMENT

     The undersigned agree as follows:

     (i) Each of them is individually eligible to use the Schedule 13D to which this Agreement is attached, and such Schedule 13D if filed on behalf of each of them;

     (ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but neither of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate;

     (iii) Such Schedule 13D identifies each such person contains the required information with regard to each such person and indicates that it is filed on behalf of all such persons; and

     (iv) The execution and delivery of this Agreement does and shall not constitute an admission by the undersigned that they constitute a "group" for all purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the undersigned hereby disclaim such status.

Dated: August 21, 1992

                             APEX INVESTMENT FUND II, L.P., a
                             Delaware limited partnership

                             By: Apex Management Partnership, L.P.,
                                 General Partner of Apex Investment
                                 Fund II, L.P.

                                 By:  \s\ Bret R. Maxwell
                                      -----------------------------------
                                 Title: Managing Director of First Analysis
                                        Corporation, General Partner

                             THE PRODUCTIVITY FUND II, L.P., a
                             Delaware limited partnership

                             By: First Analysis Management Company II,
                                 General Partner of The Productivity
                                 Fund II, L.P.

                             By: First Analysis Corporation,
                                 General Partner of First Analysis
                                 Management Company II

                             By:     \s\ Bret R. Maxwell
                                     ----------------------------------
                             Title:  Managing Director

                                                             Page 16 of 31 Pages


                                   ENVIRONMENTAL VENTURE FUND LIMITED
                                   PARTNERSHIP, a Delaware limited partnership

                                   By: Environmental Venture Management,
                                       a Limited Partnership, General Partner of
                                       Environmental Venture Fund Limited
                                       Partnership

                                   By: First Analysis Corporation,
                                       General Partner of Environmental
                                       Venture Management, a Limited
                                       Partnership\


                                       By:     \s\ Bret R. Maxwell
                                               -----------------------------
                                       Title:  Managing Director


                                   ENVIRONMENTAL PRIVATE EQUITY FUND
                                   II, L.P., a Delaware limited partnership

                                   By: Environmental Private Equity Management
                                       II, L.P., General Partner of
                                       Environmental Private Equity Fund
                                       II, L.P.

                                   By: First Analysis EPEF Management Company
                                       II, General Partner of Environmental
                                       Private Equity Management II, L.P.

                                   By: First Analysis Corporation, General
                                       Partner of First Analysis EPEF Management
                                       Company II

                                       By:     /s/ Bret R. Maxwell
                                               -----------------------------
                                       Title:  Managing Director

                                                             Page 17 of 31 Pages


                                  EXHIBIT B

                             AMENDED AND RESTATED
                               VOTING AGREEMENT


     THIS AMENDED AND RESTATED VOTING AGREEMENT is entered into this 12th day of August, 1992 ("Agreement"), by and among PureCycle Corporation, a Delaware corporation (the "Company"), Apex Investment Fund II, L.P., a Delaware limited partnership ("Apex"), The Environmental Venture Fund, L.P., a Delaware limited partnership ("EVFund"), The Environmental Private Equity Fund II, L.P., a Delaware limited partnership ("EVFund II"), Productivity Fund II, L.P., a Delaware limited partnership ("PFund") (Apex, EVFund, EVFund II and PFund being collectively referred to herein as the "Apex Group"), and Fletcher L. Byrom ("Byrom"), Thomas P. Clark ("Clark"), and Margaret S. Hansson ("Hansson") (Byrom, Clark, Hansson and the Apex Group being collectively referred to as the "Stockholders" and individually "Stockholder").

                                   RECITALS

     A. The Company and the Stockholders other than EVFund II have previously entered into a Voting Agreement dated December 10, 1991 (the "Original Agreement"), which grants Apex, EVFund and PFund the right, upon the exercise of their Warrants (as that term is defined in the Original Agreement) to cause a designated representative to be elected to the Board of Directors of the Company.

     B. The Apex Group is entering into a Stock Purchase Agreement on the date hereof with the Company pursuant to which the Apex Group is purchasing 10,000,000 shares of the Company's common stock, par value on-third of $.01 per share.

     C. The execution of an amended and restated Voting Agreement is a condition to the purchase of the common stock by the Apex Group.


                                  AGREEMENT

     In consideration of the forgoing, the mutual covenants, and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree to amend and restate the Original Agreement as follows:

     1. Election of Directors. a. From and after the date of this Agreement at each annual meeting of the stockholders of the Company and at each special meeting of the stockholders of the Company called for the purpose of the election of directors of the Company, and at any other time at which stockholders of the Company will have the right to or will vote for or consent in writing to the election of directors of the Company, then and in each event, each of the Stockholders hereby covenants and agrees to vote all shares of capital stock of the Company now or hereafter owned or controlled by it, him or her and otherwise use its, his or her respective best efforts as a Stockholder or director (if (s)he serves as such) of the Company, in favor of causing and maintaining the election to the Board of Directors of one designated

                                                             Page 18 of 31 Pages

representative of EVFund II (the EVFund II Director"), with the remaining directors to be chosen by vote or written consent of the holders of a majority of the outstanding shares of Common Stock of the Company. The Company shall use its best efforts to nominate for election to the Board of Directors the individual designated as described above.

     b. The Company shall provide EVFund II with at least twenty (20) days prior written notice of any intended mailing of notice to stockholders for a meeting at which directors are to be elected, and EVFund II shall notify the Company in writing, at least five (5) days prior to such mailing, of the person designated for election in accordance with the provisions of Section 1(a) above. If EVFund II shall fail to give notice to the Company as provided herein, it shall be deemed that the director then serving as the director previously designated by EVFund II shall be the designee for reelection by EVFund II.

     2. Vacancies and Removal. A director designated above in Section 1 shall be elected at any annual or special meeting of stockholders and shall serve until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any director may be removed during his term of office, either for or without cause, by the affirmative vote or written consent of the holders of a majority of the outstanding shares of capital stock of the Company, all in accordance with the by-laws of the Company and Delaware General Corporation Law. Any vacancy in the office of a director may be filled by vote or written consent of the remaining directors or the holders of a majority of the outstanding shares of capital stock of the Company, all in accordance with the by-laws of the Company and the Delaware Corporation Law.

     If the office of EVFund II Director becomes vacant for any reason, EVFund II shall have the right to nominate his or her successor in accordance with
Section 1 hereof.

     3. Transfer of Stock. Except for involuntary transfers pursuant to stock pledge agreements in existence on the date of this Agreement, Clark agrees not to transfer any of his shares of capital stock of the Company unless the transferee agrees in writing to be bound by the terms and conditions of this Agreement and executes a counterpart of this Agreement.

     4. Duration of Agreement. The rights and obligations of the Company and each Stockholder under this Agreement shall terminate on the earlier of (1) the fifth anniversary date of this Agreement or (ii) the date on which EVFund II no longer owns shares of common stock of the Company and/or Warrants to acquire common stock of the Company which collectively amount to the ownership of or ability to acquire at least 1,301,000 shares of common stock.

     5. Severability: Governing Law. If any provisions of this Agreement shall be determined to be illegal or unenforceable by any court of law, the remaining provisions shall be severable and enforceable in accordance with their terms. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Colorado.

     6. Binding Effect and Assignment. This Agreement shall be binding upon the Company and the Stockholders and the respective successors and assigns, legal representatives and heirs of the Company and Clark and the Apex Group. This Agreement shall not be binding upon the assign, legal representatives, and heirs of Byrom and Hansson. Notwithstanding any of this Section 6 to the contrary, this Agreement may not be assigned by EVFund II and this Agreement shall terminate in the event any such assignment is made.

     7. Modification or Amendment. Neither this Agreement nor any provision hereof can be modified or changed, except by an instrument in writing, signed by the Company, EVFund II and members of the Apex Group holding at least a majority of the shares of the Company common stock then held by all members of the Apex Group and persons holding at least a majority of the shares of Company common stock then held by Clark, Hansson, and Byrom.

     8. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same instrument.

     9. Notices. All notices to be given or otherwise made to any party to this Agreement shall be deemed to be sufficient if contained in a written instrument, delivered in person, or by express mail or other express courier, or by registered or certified mail, return receipt requested, postage prepaid, addressed to such party at the address set forth on the signature pages hereto. Any party may change its address by notifying the other parties of such change in writing in the manner described herein.

     All such notices shall be effective (i) if mailed, when received or three
(3) days after mailing whichever is earlier; and (ii) if hand delivered or if sent by express mail or courier, when delivered.

     D. Entire Agreement. This Agreement constitutes the entire understanding among the parties hereto with respect to the subject matter hereof and supersedes all prior written or oral agreements, understandings and negotiations between the parties with respect to the subject matter hereof.

                                                             Page 20 of 31 Pages


     IN WITNESS WHEREOF, the parties hereto have caused this Amended and Restated Voting Agreement to be executed as of the date first above written.

                             PURE CYCLE CORPORATION

                             By:  \s\ Thomas P. Clark
                                  -------------------------------------
                                  Thomas P. Clark, President

                             Address:     Pure Cycle Corporation
                                          18300 West Highway
                                          72 Golden, CO 80403
                                          Attn: President

                             STOCKHOLDERS:

                             APEX INVESTMENT FUND II, L.P.,
                             a Delaware limited partnership

                             By:  Apex Management Partnership, L.P.,
                                  General Partner of Apex Investment
                                  Fund II, L.P.


                                  By:     \s\ George Middlemas
                                          ------------------------------
                                  Title:  General Partner

                             Address:     233 South Wacker Drive
                                          Suite 9600
                                          Chicago, Illinois 60606

                             THE ENVIRONMENTAL VENTURE FUND, L.P.,

                             a Delaware limited partnership

                             By:  Environmental Venture Management, L.P.,
                                  General Partner of The Environmental
                                  Venture Fund, L.P.

                             By:  First Analysis Corporation,
                                  General Partner of Environmental Venture
                                  Management, L.P.

                                  By:     \s\ Bret R. Maxwell
                                          ------------------------------
                                  Title:  Managing Director

                             Address:     233 South Wacker Drive
                                          Suite 9600
                                          Chicago, Illinois 60606

                                                             Page 21 of 31 Pages

                                                             Page 22 of 31 Pages


                             THE ENVIRONMENTAL PRIVATE EQUITY
                             FUND II, L.P., a Delaware limited partnership

                             By: Environmental Private Equity
                                 Management II, L.P., General Partner
                                 of The Environmental Private Equity
                                 Fund II, L.P.

                             By: First Analysis EPEF Management II, L.P.,
                                 General Partner of Environmental Private
                                 Equity Management II, L.P.

                             By: First Analysis Corporation,
                                 General Partner of First Analysis EPEF
                                 Management II, L.P.

                                 By:    \s\ Bret R. Maxwell
                                        -------------------------------
                                 Title: Managing Director

                             Address:   233 South Wacker Drive
                                        Suite 9600
                                        Chicago, Illinois 60606

                             PRODUCTIVITY FUND II, L.P.,
                             a Delaware limited partnership

                             By:  First Analysis Management Company II,
                                  L.P., General Partner of Productivity
                                  Fund II, L.P.

                             By:  First Analysis Corporation,
                                  General Partner of First Analysis
                                  Management Company II, L.P.

                                  By:    \s\ Bret R. Maxwell
                                        -------------------------------
                                  Title: Managing Director

                             Address:    233 South Wacker Drive
                                         Suite 9600
                                         Chicago, Illinois 60606


                             ------------------------------------------
                             Fletcher L. Byrom


                             Address:    7822 Stagecoach Pass
                                         P.O. Box 1055
                                         Carefree, Arizona 85377

                                                             Page 23 of 31 Pages


                             -------------------------------------------
                             Thomas P. Clark

                             Address:  805 29th Street
                                       Boulder, Colorado 80303

                             -------------------------------------------
                             Margaret S. Hansson

                             Address:  2220 Norwood Avenue
                                       Boulder, Colorado 80304

                                                             Page 24 of 31 Pages


                                  EXHIBIT C

                        REGISTRATION RIGHTS AGREEMENT

     THIS REGISTRATION RIGHTS AGREEMENTS is made as of the 12th day of August, 1992 by and among Inco Securities Corporation, a Delaware corporation ("INCO"), Apex Investment Fund II, L.P., a Delaware limited partnership ("Apex"), The Environmental Private Equity Fund, L.P., a Delaware limited partnership ("EV Fund"), The Environmental Private Equity Fund II, L.P., a Delaware limited partnership (EV Fund II"), Productivity Fund II, L.P. a Delaware limited partnership ("P Fund"), Landmark Water Partners II, L.P., a Delaware limited partnership ("Landmark II"), and Warwick Partners, L.P., a Delaware limited partnership ("Warwick") (individually "Investor" and collectively the "Investors"), and Pure Cycle Corporation, a Delaware corporation ("PureCycle").

                                   RECITALS

     A. INCO has registration rights with respect to 4,700,000 shares of PureCycle Common Stock with INCO has the right to purchase from PureCycle pursuant to outstanding warrants (the "INCO Warrants"). Such rights were granted pursuant to a Registration Rights Agreement between PureCycle and INCO dated December 11, 1990, as subsequently amended August 12, 1992 (the "INCO Agreement").

     B. Landmark and Warwick have acquired warrants to purchase 1,200,000 shares (the "Investor Warrants") of PureCycle Common Stock and piggy back registration rights with respect to shares purchasable upon exercise of the Investor Warrants pursuant to a Funding Agreement entered into among the Investors, INCO and PureCycle dated August 11, 1992 (the "Funding Agreement").

     C. The Investors (other than Warwick, Landmark and INCO) have purchased 10,000,000 shares of PureCycle Common Stock (the "Investor Shares") pursuant to a Stock Purchase Agreement of even date herewith and have piggy back registration rights with respect to the Investor Shares pursuant to the Funding Agreement.

     D. The Investors desire certain demand registration rights with respect to the shares purchasable upon exercise of the Investor Warrants and with respect to the Investor Shares and PureCycle is desirous of granting registration rights in accordance with the terms hereof.

     E. INCO is willing to consent to the amendment in accordance with the terms hereof of its existing registration rights in order to permit the grant of registration rights to the Investors.

                                  AGREEMENT

     In consideration of the mutual covenants and agreements herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                                             Page 25 of 31 Pages


     1. Representation and Warranties of PureCycle. PureCycle represents and warrants to Investors that:

     1.1 The authorized capital stock of PureCycle consists of 100,000,000 shares of PureCycle Common Stock, of which 77,639,763 shares (including the Investor Shares) are issued and outstanding on the date of this Agreement, and subject to payment of the purchase price as set forth in Section 1, the shares to be issued hereunder will be validly issued, fully paid and nonassessable. PureCycle has outstanding the following options, warrants, and obligations to issue PureCycle Common Stock (i) outstanding options to purchase 20,000,000 shares of PureCycle Common Stock; (ii) outstanding warrants (including the Investor Warrants) to purchase 22,980,000 shares of PureCycle Common Stock, and
(iii) an obligation to issue to INCO 2,243,145 shares of PureCycle Common Stock in the event INCO exercises its right to put certain bonds and notes issued by the Rangeview Metropolitan District, a quasi-municipal corporation and political subdivision of the State of Colorado ("Rangeview District"), to PureCycle. Except as set forth above, there are no outstanding options, warrants, or rights to purchase or acquire any capital stock of PureCycle.

     1.2 Except for obtaining stockholder approval of a proposed amendment to PureCycle's certificate of incorporation to increase the number of authorized shares of Common Stock from 100,000,000 to at least 122,862,908 (the "Stockholder Approval"), PureCycle has taken all necessary corporate action to issue and deliver the shares of Common Stock issuable upon exercise of the Investor Warrants and the INCO Warrants (the "Conversion Shares").

     2. Covenant of PureCycle.

     PureCycle covenants that it will call a meeting of its stockholders or file the necessary information statement with the Securities and Exchange Commission to permit the stockholders to take action by written consent of a majority of its stockholders in order to increase the number of authorized shares of PureCycle to at least 125,000,000 by February 15, 1993.

     3. Registration Rights.

     3.1 (a) At any time beginning six (6) months after the date hereof, the Investors holding at least 51% of the Conversion Shares and Investors Shares in the aggregate (outstanding INCO Warrants and Investor Warrants being counted as if exercised) may request the registration, once and only once, under the Securities Act of 1933, as amended (the "Securities Act") of all or part of their Conversion Shares and Investors Shares (collectively, "Registrable Shares") on Form S-3 or any similar short-form registration if such form is then available to the PureCycle for the registration of its securities. In the event such a request is made, PureCycle shall notify the remaining holders of Registrable Shares of such request and shall include all or part of their Registrable Shares in such registration statement if requested to do so within thirty (30) days after such notification. In order to be included in such registration, an Investor must exercise its warrant to the extent of the Conversion Shares to be included in the registration.

     (b) Notwithstanding anything to the contrary contained herein, no request may be made under Section 3.1(a) hereof within ninety (90) days after the effective date of a registration statement filed by PureCycle covering an underwritten public offering.

                                                             Page 26 of 31 Pages

     (c) If at the time of any request to register Registrable Shares pursuant to Section 3.1(a), PureCycle is engaged or has firm plans to engage within ninety (90) days of the time of the request in a registered public offering as to which the holders of Registrable Shares may seek to include Registrable Shares pursuant to piggy back rights granted in the Funding Agreement or INCO Agreement, as applicable, then PureCycle may, at its option, direct that such request be delayed for a period not in excess of six months from the effective date of such offering, such right to delay a request to be exercised by PureCycle not more than once in any twelve (12) month period.

     (d) Notwithstanding the provisions of this Section 3, PureCycle's obligation to file a registration statement, or cause such registration statement to become and remain effective, shall be suspended for a period not to exceed sixty (60) calendar days in any 12-month period if there exists at the time material non-public information relating to PureCycle which in the reasonable opinion of PureCycle, should not be disclosed at that time, provided, however, that if any postponement has occurred under Section 3.1(c) hereof, any postponement that would be required under this Section 3.1(d) shall terminate upon termination of the postponement under Section 3.1(c).

     3.2 In connection with a registration hereunder, Investors (other than INCO) and PureCycle shall be bound by the terms set forth in Section 6.2, 6.3 and 6.4 of the Funding Agreement with respect to information required from the Investors, registration and selling expenses and indemnification.

     3.3 In connection with a registration hereunder, INCO and PureCycle shall comply with the terms of the INCO Agreement, except as amended by Section 3.1 hereof.

     3.4 The obligations of PureCycle to register Conversion Shares issuable pursuant to Investor Warrants and Investor Shares under this Agreement shall terminate on the fifth anniversary of the date of this Agreement.

     3.5 As to any particular Investor Shares and shares of Common Stock purchasable pursuant to the Investor Warrants, such securities will cease to be Registrable Shares when (i) they have been effectively registered under the Securities act and disposed of in accordance with the registration statement covering them, (ii) they are transferred pursuant to Rule 144 (or any similar provision in force) under the Securities Act, (iii) they have been otherwise transferred and new certificates for them not bearing a restrictive legend have been delivered by PureCycle, or (iv) PureCycle has fulfilled the reporting requirements of the Securities Exchange Act of 1934, as amended, for at least the past year, and such Registrable Shares are eligible for transfer pursuant to Rule 144(k); provided, that the holder thereof does not own, of record or beneficially, in excess of five percent of any class of equity securities of PureCycle.

     4. Notices. Any notices or other communications required or permitted hereunder shall be sufficiently given if sent by telecopier, by registered or certified mail, postage prepaid, by express mail or by other express courier addressed as follows:

                                                             Page 27 of 31 Pages


     If to PureCycle:


                      Pure Cycle Corporation
                      18300 West Highway 72
                      Golden, Colorado 80403
                      Attn: Thomas P. Clark, President
                      Telephone Number:   (303) 467-9225
                      Telecopier Number:  (303) 467-9335


     If to the Investors:


                     Inco Securities Corporation
                     One New York Plaza
                     New York, New York 10004
                     Attn: Henry J. Sandri
                     Telephone Number:      (212) 612-5883
                     Telecopier Number:     (212) 612-5873



                    Landmark Partners II, L.P.
                    c/o Compton Capital Partners, Inc.
                    115 East 69th Street
                    New York, New York 10021
                    Telephone Number:     (212) 794-6060
                    Telecopier Number:    (212) 794-6169



                    Warwick Partners, L.P.
                    Suite 2102
                    730 Fifth Avenue
                    New York, New York 10019
                    Attn: Herbert A. Denton
                    Telephone Number:   (212) 888-3205
                    Telecopier Number:  (212) 888-3203



                    Apex Investment Fund II, L.P.
                    233 South Wacker Drive
                    Suite 9600
                    Chicago, Illinois 60606
                    Attn: George Middlemas
                    Telephone Number:   (312) 258-0320
                    Telecopier Number:  (312) 258-0334


                    The Environmental Venture Fund, L.P.
                    233 South Wacker Drive
                    Suite 9600
                    Chicago, Illinois 60606
                    Attn: Frederick D. Fischer
                    Telephone Number:   (312) 258-1400
                    Telecopier Number:  (312) 258-0334

                                                            Page 28 of 31 Pages

                  The Environmental Private Equity II, L.P.
                  233 South Wacker Drive
                  Suite 9600
                  Chicago, Illinois 60606
                  Attn: Bret Maxwell
                  Telephone Number:      (312) 258-1400
                  Telecopier Number:     (312) 258-0334


                  Productivity Fund II, L.P.
                  233 South Wacker Drive
                  Suite 9600
                  Chicago, Illinois 60606
                  Attn: Bret Maxwell
                  Telephone Number:   (312) 258-1400
                  Telecopier Number:  (312) 258-0334


     Any party may change its address and/or telecopier number by notifying the other parties of such change in writing in the manner described herein. All notices and other communications shall be effective (i) if mailed, when received or three (3) days after mailing, whichever is earlier; (ii) if sent by express mail or courier, when delivered; and (iii) if telecopied, when received by the telecopier to which transmitted (a machine-generated transaction report produced by sender bearing recipient's telecopier number being prima facie proof of receipt).

     5. Expenses. Except as otherwise provided herein, all legal and other costs and expenses incurred in connection with the preparation of this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such expenses.

     6. Successors and Assigns. The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties of their respective heirs, personal representatives, successors and permitted assigns. The rights of the Investors hereunder shall not be assignable or transferrable except to another Investor who acquires ownership of another Investor's Conversion Shares or Investor Shares.

     7. Entire Agreement; Amendment. This Agreement, the agreements referenced herein, and any other agreements entered into among the parties in writing on or subsequent to the date hereof constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior written or oral agreements, understandings and negotiations between the parties with respect to the subject matter hereof. This Agreement may be amended only by a writing signed by the parties affected by such amendment.

     8. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall together constitute one and the same instrument.

     9. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado.

                                                             Page 29 of 31 Pages


     IN WITNESS WHEREOF, this Registration Rights Agreement has been executed on behalf of each of the parties hereto as of the day and date first above written.

                             INCO SECURITIES CORPORATION, a
                             Delaware corporation


                             By:      \s\ illegible
                                      ---------------------------------
                             Title:   Vice President


                             PURE CYCLE CORPORATION, a
                             Delaware corporation

                             By:      \s\ Thomas P. Clark
                                      ---------------------------------
                                      Thomas P. Clark, President

                             LANDMARK WATER PARTNERS, II, L.P.,
                             a Delaware limited partnership

                             By:   COMPTON CAPITAL PARTNERS, INC.,
                                   its general partner

                                   By: \s\ Earl A. Samson
                                       ---------------------------------
                                       Earl A. Samson, III, President

                             WARWICK PARTNERS, L.P., a
                             Delaware limited partnership

                             By:   PROVIDENCE PARTNERS, L.P.,
                                   its general partner

                             By:   PACIFIC EQUITY LIMITED,
                                   its general partner

                                   By: \s\ Herbert A. Denton
                                       ---------------------------------
                                       Herbert A. Denton,
                                       authorized officer

                                                             Page 30 of 31 Pages


                             PURCHASERS:

                             APEX INVESTMENT FUND II, L.P., a
                             Delaware limited partnership

                             By:  Apex Management Partnership, L.P.,
                                  General Partner of Apex Investment
                                  Fund II, L.P.

                                  By:    \s\ George Middlemas
                                         -------------------------------
                                  Title: General Partner


                             THE ENVIRONMENTAL VENTURE FUND, L.P.,
                             a Delaware limited partnership

                             By:  Environmental Venture Management, L.P.,
                                  General Partner of The Environmental
                                  Venture Fund, L.P.

                             By:  First Analysis Corporation,
                                  General Partner of Environmental
                                  Venture Management, L.P.

                                  By:    \s\ Bret Maxwell
                                         -------------------------------
                                  Title: Managing Director


                             THE ENVIRONMENTAL PRIVATE EQUITY
                             FUND II, L.P., a Delaware limited partnership

                             By:  Environmental Private Equity Management
                                  II, L.P., General Partner of The
                                  Environmental Private Equity Fund II, L.P.

                             By:  First Analysis EPEF Management II,
                                  L.P. General Partner of Environmental
                                  Private Equity Management II, L.P.

                             By:  First Analysis Corporation,
                                  General Partner of First Analysis
                                  EPEF Management II, L.P.

                                  By:    \s\ Bret Maxwell
                                         -------------------------------
                                  Title: Managing Director

                                                             Page 31 of 31 Pages


                             PRODUCTIVITY FUND II, L.P., a
                             Delaware limited partnership

                             By:  First Analysis Management Company
                                  II, General Partner of Productivity
                                  Fund II, L.P.

                             By:  First Analysis Corporation,
                                  General Partner of First Analysis
                                  Management Company II

                                  By:    \s\ Bret Maxwell
                                         -------------------------------
                                  Title:  Managing Director